                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-28951


                           Prospectus Supplement No. 1
          (To Prospectus Dated December 4, 1997 for Boca Resorts, Inc.)

                                   BRMC, L.P.

                                 January 9, 2001


Re: EXERCISE OF EXCHANGE RIGHTS TO ACQUIRE SHARES OF STOCK IN BOCA RESORTS, INC. (FORMERLY, FLORIDA PANTHERS HOLDINGS, INC.).

Dear Limited Partner:

         As you may recall, when the Boca Raton Hotel and Club Limited Partnership (the "Partnership") transferred its assets in June of 1997 to Panthers BRHC Limited, a newly organized Florida limited partnership (the "Hotel Partnership"), you received as a limited partner in the Partnership rights ("Exchange Rights") to sell your limited partnership interest in the Partnership in exchange for shares of Class A Common Stock of Florida Panthers Holdings which changed its name to Boca Resorts, Inc. ("Boca Resorts"). Your Exchange Rights were set to expire on January 31, 2001. However, Boca Resorts recently extended the expiration of these Exchange Rights to April 30, 2001. As the General Partner of the Partnership, Boca Resorts has requested that we inform you of its decision to grant this extension. Accordingly, if you wish to exercise these Exchange Rights, you must notify Boca Resorts in writing of your decision to do so no later than April 30, 2001.

         In connection with the extension of the deadline for the exercise of the Exchange Rights, Boca Resorts has provided BRMC with certain other information which has been included below that may be relevant to you. Please be advised that this information has been provided to BRMC, L.P. by Boca Resorts, with no independent verification of its accuracy by BRMC, L.P.

         In order to exercise these Exchange Rights, you must mail (by certified or registered mail or by guaranteed overnight delivery) the Class A Common Stock Exchange Certificate, along with an

Limited Partner
January 9, 2001
Page 2


executed original of both the Exercise Notice and Assignment of Partnership Interest, to the following address:

                               Boca Resorts, Inc.
                              501 East Camino Real
                            Boca Raton, Florida 33432
                          Attention: William M. Pierce

If you have any questions about the procedure, please call Cindy Trezona at 561-447-5308. If you lost your Class A Common Stock Exchange Certificate, please call Kristin O'Brien at 305-982-5684 to receive documentation you will have to sign.

         Information about Boca Resorts can be obtained from its Form 10-K filed with the Securities and Exchange Commission ("SEC") for Boca Resorts' fiscal year ending June 30, 2000, and all of its periodic and current reports filed thereafter. You can obtain this information, as well as all other information filed with the SEC by Boca Resorts, from the SEC's website at http://www.sec.gov. You may also read and copy documents at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Alternatively, the referenced reports may be obtained by contacting Cindy Trezona at 561-447-5308.

         If you own 1 Class A Unit in the Partnership, you received in 1997 a Class A Common Stock Exchange Certificate entitling you to sell your Partnership Unit for 15,452 shares of Boca Resorts, Inc. (formerly Florida Panthers Holdings, Inc.) Class A Common Stock. If you own more than, or less than, 1 Class A Unit, your Exchange Certificate entitles you to receive a pro rated multiple, or fraction, of those 15,452 shares of Class A Common Stock.

         In our capacity as the General Partner of the Partnership, we previously sent you a Consent Solicitation Statement dated June 12, 1997, in connection with the approval of this transaction. That Consent Solicitation Statement described, among other matters, certain potential risks either in exercising the Exchange Rights prior to their expiration or in failing to exercise the Exchange Rights and continuing to own Class A Units as a limited partner in the Partnership. The Consent Solicitation Statement also describes potential federal income tax consequences to a limited partner related to either option. The information contained in the Consent Solicitation Statement was based on facts existing at that time as described therein. Set forth below is additional information provided to us by Boca Resorts based on current facts that Boca Resorts has advised us should be relevant in

Limited Partner
January 9, 2001
Page 3


understanding the federal income tax consequences of either exercising the Exchange Rights prior to their expiration or failing to so exercise the Exchange Rights. You should review that Consent Solicitation Statement, which we attach to this letter for your convenience, together with the information contained herein. Each limited partner should also consult their tax and other financial advisors for advice regarding the precise timing for their exercise of the Exchange Rights, and the tax and other financial consequences applicable to the partner by reason of the exercise of those Rights based upon that partner's particular circumstances.

         Boca Resorts has provided us with the following information for inclusion in this letter:

         1. First, the Hotel Partnership is not obligated to distribute cash to the Partnership for further distribution to you if you do not exercise the Exchange Rights and remain a partner in the Partnership, even if that cash is necessary for you to pay tax on your share of the Hotel Partnership's income.

         2. Second, the Hotel Partnership was prohibited from repaying or refinancing the mortgage loan secured by the Resort until Boca Resorts acquired more than 51 percent of the Units in the Partnership. Boca Resorts has acquired more than 51 percent of those Units and has indicated to us that it will likely repay or refinance the mortgage loan this year. If such a repayment or refinancing were to occur this year, Boca Resorts estimates, based on information through the tax period ending on June 30, 2000, that such a repayment or refinancing would result in taxable gain of approximately $290,000 for a Class A Unitholder who purchased 1 Unit for $200,000 in the original offering of the Partnership. Boca Resorts does not anticipate that the Hotel Partnership would make any distributions to its partners to help pay the tax resulting from any such gain.

         3. Third, Boca Resorts has an option to acquire the Partnership's interest in the Hotel Partnership for an amount generally equal to seventy percent (70%) of the amount which would be distributable to the Partnership if the Hotel Partnership sold the Resort for its appraised value and sold its other assets, paid all liabilities and distributed the sale proceeds and other cash to Boca Resorts and the Partnership. This option is exercisable at any time after January 31, 2001. Boca Resorts has agreed not to exercise this option before the expiration of the Exchange Rights on April 30, 2001. However, Boca Resorts is under no obligation to exercise this option after such date. If Boca Resorts does not exercise this option and you do not exercise your Exchange Rights, you have no assurance that you will receive any cash from your ownership of Units in the Partnership or that you will be able to sell your Units.

         4. Fourth, even if Boca Resorts exercises its option to purchase the Partnership's interest in the Hotel Partnership, the amount of cash you would receive in accordance with the Partnership's

Limited Partner
January 9, 2001
Page 4


limited partnership agreement may be more or less than the cash you would receive if you exercised the Exchange Rights and sold the Class A Common Stock received upon the exercise of those Exchange Rights. Boca Resorts estimates, based upon liabilities and estimated allocations calculated by it for its tax year ended on June 30, 2000, and taking into account Boca Resorts' 15 percent preferred return on its capital contributions through November 30, 2000, that a Class A Unitholder owning 1 Unit would receive the approximate amount set forth below:

                  a. If the Resort and its other assets were valued at $500 million on December 1, 2000 and the Hotel Partnership paid its liabilities and preference distributions to Boca Resorts, a Class A Unitholder owning 1 Unit would receive approximately $214,000 per Unit. This amount is equivalent to a $13.85 per share value of Class A Common Stock underlying the Exchange Rights for 1 Unit ($214,000 per Unit divided by 15,452 shares of Class A Common Stock which can be received upon exercise of the Exchange Rights).

                  b. Using the above method, if the Resort and its other assets were instead valued at $600 million on December 1, 2000, a Class A Unitholder owning 1 Unit would receive approximately $318,000 per Unit. This amount is equivalent to a $20.58 per share value of Class A Common Stock underlying the Exchange Rights.

         Boca Resorts has also requested that you should not draw any inference whatsoever that the Hotel Partnership's assets in fact would be valued at $500 or $600 million. The $500 million and $600 million assumed values were selected for illustrative purposes only.

         Moreover, the amounts payable to a Class A Unitholder could be subject to further reduction if Boca Resorts makes an additional capital contribution to the Hotel Partnership, as (i) Boca Resorts would be entitled to a 15 percent per annum preferred return on such additional capital contribution prior to the Class A Unitholder being entitled to its distribution, and (ii) the Partnership's percentage interest in the Hotel Partnership's capital and assets would be reduced or diluted accordingly. For example, if Boca Resorts had made a capital contribution of $100 million on November 30, 2000 to repay the mortgage loan, and the Resort and its other assets were valued at $600 million on December 1, 2000, a Class A Unitholder owning 1 Unit would receive approximately $280,000 per Unit. This amount is equivalent to a $18.12 per share value of Class A Common Stock underlying the Exchange Rights.

Limited Partner
January 9, 2001
Page 5


         5. Fifth, if you exercise the Exchange Rights, you will recognize gain or loss from the sale or exchange of your partnership interest in the Partnership. The amount of your gain or loss will equal the difference between
(a) the fair market value of the shares of Class A Common Stock you receive upon exercise of the Exchange Rights plus your share of the debt of the Hotel Partnership relieved by reason of your sale, minus (b) your adjusted tax basis in your partnership interest. Boca Resorts estimates, based on (i) prior reporting through the 1999 tax year and taking into account the Hotel Partnership's estimated allocations for its tax period ending on June 30, 2000, and (ii) an assumed value at the time of the exercise of the Exchange Rights of the Class A Common Stock at $14.00 per share, that a Class A Unitholder who purchased 1 Unit for $200,000 in the original offering of the Partnership and who exercises its Exchange Rights should have taxable gain of approximately $675,300 (reduced by any gain already recognized by reason of the Hotel Partnership's repayment of the mortgage loan as discussed in item 2, above, and by the value of the Exchange Rights distributed to you in 1997).

         The precise tax consequences to each Unitholder resulting from the exercise of the Exchange Rights or the failure to exercise the Exchange Rights may vary significantly, depending in major part on the following factors: the Unitholder's tax status as an individual, a C corporation or another entity; the adjusted tax basis of a Unitholder in the Partnership when the Exchange Rights are exercised; whether the particular Unitholder has suspended passive losses from the Partnership and, if so, the amount thereof; and the other tax attributes of a Unitholder from sources other than the Partnership such as suspended passive activity losses from other investments or net operating and capital loss carryovers. Because of these and other factors, each Unitholder should consult his or her own tax and other financial advisor concerning the precise tax impact of the exercise of Exchange Rights on that Unitholder.

         Again, please note that the foregoing information, including the dollar amounts set forth in Items 1 through 5 above, has been provided to BRMC, L.P. by Boca Resorts, with no independent verification of its accuracy by BRMC, L.P. Boca Resorts has advised us that such dollar amounts are approximations, and may be subject to change based on matters such as any variations in the actual value of the Class A Common Stock at the time of the exercise of the Exchange Rights, as well as allocations and events reported in tax years after those utilized to calculate such dollar amounts as specified above.

                                          Sincerely yours,

                                          BRMC, L.P.


                                          By: BRMC, INC., its general partner

Enclosure

                           Prospectus Supplement No. 1
          (To Prospectus Dated December 4, 1997 for Boca Resorts, Inc.)

                                   BRMC, L.P.

                                January 15, 2001



Re: EXERCISE OF EXCHANGE RIGHTS TO ACQUIRE SHARES OF STOCK IN BOCA RESORTS, INC. (FORMERLY, FLORIDA PANTHERS HOLDINGS, INC.).

Dear Class B Unit Limited Partner:

         As you may recall, when the Boca Raton Hotel and Club Limited Partnership (the "Partnership") transferred its assets in June of 1997 to Panthers BRHC Limited, a newly organized Florida limited partnership (the "Hotel Partnership"), you received as a limited partner in the Partnership rights ("Exchange Rights") to sell your limited partnership interest in the Partnership in exchange for shares of Class A Common Stock of Florida Panthers Holdings which changed its name to Boca Resorts, Inc. ("Boca Resorts"). Your Exchange Rights were set to expire on January 31, 2001. However, Boca Resorts recently extended the expiration of these Exchange Rights to April 30, 2001. As the General Partner of the Partnership, Boca Resorts has requested that we inform you of its decision to grant this extension. Accordingly, if you wish to exercise these Exchange Rights, you must notify Boca Resorts in writing of your decision to do so no later than April 30, 2001.

         In connection with the extension of the deadline for the exercise of the Exchange Rights, Boca Resorts has provided BRMC with certain other information which has been included below that may be relevant to you. Please be advised that this information has been provided to BRMC, L.P. by Boca Resorts, with no independent verification of its accuracy by BRMC, L.P.

         In order to exercise these Exchange Rights, you must mail (by certified or registered mail or by guaranteed overnight delivery) the Class A Common Stock Exchange Certificate, along with an executed original of both the Exercise Notice and Assignment of Partnership Interest, to the following address:

Limited Partner
January 15, 2001
Page 2


                               Boca Resorts, Inc.
                              501 East Camino Real
                            Boca Raton, Florida 33432
                          Attention: William M. Pierce

If you have any questions about the procedure, please call Cindy Trezona at 561-447-5308. If you lost your Class A Common Stock Exchange Certificate, please call Kristin O'Brien at 305-982-5684 to receive documentation you will have to sign.

         Information about Boca Resorts can be obtained from its Form 10-K filed with the Securities and Exchange Commission ("SEC") for Boca Resorts' fiscal year ending June 30, 2000, and all of its periodic and current reports filed thereafter. You can obtain this information, as well as all other information filed with the SEC by Boca Resorts, from the SEC's website at http://www.sec.gov. You may also read and copy documents at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Alternatively, the referenced reports may be obtained by contacting Cindy Trezona at 561-447-5308.

         You received in 1997 a Class A Common Stock Exchange Certificate entitling you to exchange your Class B Partnership Unit ("Unit") for 31,947 shares of Boca Resorts, Inc. (formerly Florida Panthers Holdings, Inc.) Class A Common Stock.

         In our capacity as the General Partner of the Partnership, we previously sent you a Consent Solicitation Statement in connection with the approval of this transaction. That Consent Solicitation Statement described, among other matters, certain potential risks either in exercising the Exchange Rights prior to their expiration or in failing to exercise the Exchange Rights and continuing to own a limited partner interest in the Partnership. The information contained in the Consent Solicitation Statement was based on facts existing at that time as described therein. Set forth below is additional information provided to us by Boca Resorts based on current facts that Boca Resorts has advised us should be relevant in understanding the federal income tax consequences of either exercising the Exchange Rights prior to their expiration or failing to so exercise the Exchange Rights. You should review that Consent Solicitation Statement, which we attach to this letter for your convenience, together with the information contained herein. You should also consult your tax and other financial advisors for advice regarding the precise timing for their exercise of the Exchange Rights, and the tax and other financial consequences applicable to you by reason of the exercise of those Exchange Rights based upon your particular circumstances.

Limited Partner
January 15, 2001
Page 3


         Boca Resorts has provided us with the following information for inclusion in this letter:

         1. First, the Hotel Partnership is not obligated to distribute cash to the Partnership for further distribution to you if you do not exercise the Exchange Rights and remain a partner in the Partnership, even if that cash is necessary for you to pay tax on your share of the Hotel Partnership's income.

         2. Second, the Hotel Partnership was prohibited from repaying or refinancing the mortgage loan secured by the Resort until Boca Resorts acquired more than 51 percent of the limited partner units in the Partnership. Boca Resorts has acquired more than 51 percent of those units and has indicated to us that it will likely repay or refinance the mortgage loan this year. Such a repayment or refinancing could result in taxable gain to you. Boca Resorts does not anticipate that the Hotel Partnership would make any distributions to its partners to help pay the tax resulting from any such gain.

         3. Third, Boca Resorts has an option to acquire the Partnership's interest in the Hotel Partnership for an amount generally equal to seventy percent (70%) of the amount which would be distributable to the Partnership if the Hotel Partnership sold the Resort for its appraised value and sold its other assets, paid all liabilities and distributed the sale proceeds and other cash to Boca Resorts and the Partnership. This option is exercisable at any time after January 31, 2001. Boca Resorts has agreed not to exercise this option before the expiration of the Exchange Rights on April 30, 2001. However, Boca Resorts is under no obligation to exercise this option after such date. If Boca Resorts does not exercise this option and you do not exercise your Exchange Rights, you have no assurance that you will receive any cash from your ownership of your Unit in the Partnership or that you will be able to sell your Unit.

         4. Fourth, even if Boca Resorts exercises its option to purchase the Partnership's interest in the Hotel Partnership, the amount of cash you would receive in accordance with the Partnership's limited partnership agreement may be more or less than the cash you would receive if you exercised the Exchange Rights and sold the Class A Common Stock received upon the exercise of those Exchange Rights. Boca Resorts estimates, based upon liabilities and estimated allocations calculated by it for its tax year ended on June 30, 2000, and taking into account Boca Resorts' 15 percent preferred return on its capital contributions through November 30, 2000, that you, as the Class B Unitholder, would receive the amounts set forth below:

Limited Partner
January 15, 2001
Page 4

                  a. If the Resort and its other assets were valued at $500 million on December 1, 2000 and the Hotel Partnership paid its liabilities and preference distributions to Boca Resorts, the Class B Unitholder would receive approximately $790,500. This amount is equivalent to a $24.744 per share value of Class A Common Stock underlying the Exchange Rights for the Class B Unit ($790,500 divided by 31,947 shares of Class A Common Stock which can be received upon exercise of the Exchange Rights).

                  b. Using the above method, if the Resort and its other assets were instead valued at $600 million on December 1, 2000, the Class B Unitholder would still receive $790,500.

         Boca Resorts has also requested that you should not draw any inference whatsoever that the Hotel Partnership's assets in fact would be valued at $500 or $600 million. The $500 million and $600 million assumed values were selected for illustrative purposes only.

         5. Fifth, if you exercise the Exchange Rights, you will recognize gain or loss from the sale or exchange of your partnership interest in the Partnership. The amount of your gain or loss will equal the difference between
(a) the fair market value of the shares of Class A Common Stock you receive upon exercise of the Exchange Rights plus your share of the debt of the Hotel Partnership relieved by reason of your sale, minus (b) your adjusted tax basis in your partnership interest, minus (c) the value of the Exchange Rights distributed to you in 1997.

         The precise tax consequences to you resulting from the exercise of the Exchange Rights or the failure to exercise the Exchange Rights may vary significantly, depending in major part on the following factors: your tax status (e.g., as a C corporation or another entity); your adjusted tax basis in the Partnership when the Exchange Rights are exercised; whether you have suspended passive losses from the Partnership and, if so, the amount thereof; and your other tax attributes from sources other than the Partnership such as suspended passive activity losses from other investments or net operating and capital loss carryovers. Because of these and other factors, you should consult your own tax and other financial advisor concerning the precise tax impact of the exercise of Exchange Rights on you.

         Again, please note that the foregoing information, including the dollar amounts set forth above, has been provided to BRMC, L.P. by Boca Resorts, with no independent verification of its accuracy by BRMC, L.P. Boca Resorts has advised us that such dollar amounts

Limited Partner
January 15, 2001
Page 5


are approximations, and may be subject to change based on matters such as any variations in the actual value of the Class A Common Stock at the time of the exercise of the Exchange Rights, as well as allocations and events reported in tax years after those utilized to calculate such dollar amounts as specified above.

                                         Sincerely yours,

                                         BRMC, L.P.


                                         By: BRMC, INC., its general partner

Enclosure